SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

FOURTH QUARTER OF 2012

RESULTS

Rio de Janeiro – February 4, 2013 – Petrobras today announces its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$ 3,763 million in the fourth quarter of 2012 and US$ 11,034 million in 2012. Adjusted EBITDA reached US$ 5,803 million in the 4Q-2012 and US$27,632 million   in 2012.

Highlights

(in millions of U.S. dollars)
					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)

3,763	2,744	37	2,805	Consolidated net income/(loss) attributable to the shareholders of Petrobras	11,034	20,121	(45)
2,614	2,523	4	2,670	Total domestic and international crude oil and natural gas production (mbbl/d)	2,598	2,622	(1)
5,803	7,087	(18)	7,807	Adjusted EBITDA	27,632	37,322	(26)

The Company reported fourth quarter 2012 earnings of US$ 3,763  million and the following highlights:

•         Proved reserves reached 12.88 billion barrels of oil equivalent (BOE) according to SEC criteria. The Reserves-to-Production ratio (R/P) was 14.6 years and the reserve replacement ratio was higher than 100% for the twenty-first consecutive year (101%).

•         Crude oil production increased, mainly reflecting the production startup of the Baleia Azul pre-salt field, in the Campos Basin, in September 2012 and the improved operational efficiency of this basin.

•         Higher gasoline and natural gas domestic sales volumes, mainly met by a higher share of imports.

•         Gains on disposal of National Treasury Notes – B Series (NTN-B) helped to increase the finance income.

•         The amount of US$ 4,499 million relating to dividends proposed comprise interest on capital in the amount of US$ 0.24 per common share and US$ 0.48 per preferred share, of which US$1,432 million were paid in advance during 2012. Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil. An amount of US$1,043 million was recognized in the fourth quarter relating to tax benefits from interest on capital.

•         The cost reduction targets for the Operating Costs Optimization Program (PROCOP) were announced in December 2012, with potential savings of U.S.$15.7 billion in the 2013-2016 period.

Comments from the CEO -

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Net income for 2012 was U.S.$ 11 billion. This result, 45% below 2011 net income, was the result of growing oil product imports at higher prices, the depreciation of the Real, which impacts both our financial result and operating costs, and the increase in non-recurring expenses such as the write-off of dry wells. Contributing to the lower income was the daily production of oil in Brazil, which although within our target range according to PNG 2012-2016, was 1,980 kbpd, 2% lower than 2011.

Our Brazilian refineries produced 1,997 kbpd of refined products, an increase of 5% over 2011. Improved operating efficiency (96% utilization factor) was responsible for the higher output, leading to record processing and reduced import needs. Natural gas consumption increased to 74.9 million m3/d, up 22% from the prior year, due to increased demand from thermoelectric power plants. Demand reached 89.4 million m3/d in the fourth quarter, as a result of record daily energy generation (5,883 MW on November 26), with domestic gas deliveries (49.6 million m3/d on October 11), reducing the need to import LNG and Bolivian gas.

Despite the adversities faced by Petrobras in 2012, I would like to reiterate my strong belief in the Company’s medium and long-term prospects. This Administration fully recognizes the difficulties we face and is working ceaselessly to overcome them. Following an extensive and detailed diagnosis of our operating problems, we defined priorities and implemented short and medium-term structuring initiatives to improve our financial and economic results. The Operating Cost Optimization Program (Procop), the Program to Increase the Operating Efficiency of the Campos Basin (Proef), the Divestment Program (Prodesin) and the Logistics Infrastructure Optimization Program (Infralog) are examples of these initiatives, which have built-in goals and indicators established by various working teams and approved by the Executive Board, and are currently being intensely monitored by top Management.

The positive results are already measurable. The Proef has already begun to reverse the sharp drop in the efficiency of the Campos Basin Operational Unit, which fell to as low as 67% in April of 2012 when the program was implemented, but improved to 78% in December; the Procop established 515 cost reduction initiatives that will generate savings of U.S.$15.7 billion between 2013 and 2016; and Infralog will rationalize the port, airport, pipeline and terminal project portfolios in order to meet expected oil and oil product output and market demand by 2020.

These new processes are now part of our daily routine and dialogue. I would like to highlight the Executive Board meetings, which are now held twice weekly to focus on the physical and financial monitoring of the principal projects in our investment plan. We have also implemented a number of important structural and organizational changes throughout the Company during 2012, enhancing efficiency, while at the same time promoting needed administrative changes. We are fully aware that only the constant pursuit of efficiency will allow us to achieve permanent gains that will improve the Company’s long term profitability, which is this Administration’s primary objective.

In 2013, we can only expect to maintain the current level of oil production. This is because of the concentration of scheduled maintenance stoppages of platforms that is needed in the first half of the year. Eventually offsetting the impact of the maintenance will be six new platforms to begin operations in the Sapinhoá, Baúna and Piracaba, Lula Nordeste, Papa-Terra and Roncador fields. These will contribute to growing production in the second half of the year, with the surge of output expected to continue into 2014. We will maintain the pace of our investments, which are estimated at U.S.$47.8 billion in 2013, mostly allocated to oil and gas exploration and production in Brazil.

I am determined, together with the Executive Board and its leadership, to consolidate a process of improving management. Guided by transparency and pragmatism, we will continue to devote all our knowledge and efforts to achieving the goals of our Business and Management Plan, thereby generating more value for our shareholders and investors.

Maria das Graças Silva Foster

CEO

2

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Income statement data (in millions of U.S.dollars)	2012	2011	2012 X 2011 (%)

35,660	36,374	(2)	36,254	Sales revenues	144,103	145,915	(1)
8,046	8,915	(10)	9,614	Gross profit	36,569	46,320	(21)
2,973	4,370	(32)	4,232	Net income before financial results, profit sharing and income taxes	16,900	27,285	(38)
1,355	(281)	-	222	Net finance income (expense)	(1,926)	76	-
3,763	2,744	37	2,805	Consolidated net income/(loss) attributable to the shareholders of Petrobras	11,034	20,121	(45)
0.29	0.21	37	0.22	Basic and diluted earnings per share [1]	0.85	1.54	(45)

				Other data
23	25	(2)	27	Gross margin (%) [2]	25	32	(7)
8	12	(4)	12	Operating margin (%) [3]	12	19	(7)
11	8	3	8	Net margin (%) [4]	8	14	(6)
5,803	7,087	(18)	7,807	Adjusted EBITDA - U.S.$ million [5]	27,632	37,322	(26)

				Net income before financial results, profit sharing and income taxes by business segment (in millions of U.S. dollars)
8,576	8,110	6	8,984	. Exploration & Production	35,644	37,036	(4)
(4,185)	(4,230)	1	(3,300)	. Refining, Transportation and Marketing	(17,453)	(8,461)	106
288	227	27	370	. Gas & Power	1,102	2,521	(56)
(23)	(30)	23	(51)	. Biofuel	(128)	(165)	(22)
400	321	25	388	. Distribution	1,425	1,195	19
3	661	-	988	. International	1,961	2,122	(8)
(1,307)	(1,138)	(15)	(1,044)	. Corporate	(4,937)	(4,809)	3

11,818	10,417	13	12,385	Capital expenditures and investments (in millions of U.S.dollars)	42,949	43,164	(0)

				Financial and economic indicators
110.02	109.61	-	109.31	Brent crude (U.S.$/bbl)	111.58	111.27	-
2.06	2.03	1	1.80	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.96	1.67	17
2.04	2.03	-	1.88	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.04	1.88	9
7.18	7.79	(1)	11.32	Selic interest rate – average (%)	8.54	11.67	(3)

				Average Price indicators
95.43	94.15	1	96.28	Domestic basic oil products price (U.S.$/bbl)	95.45	100.30	(5)
				Sales price - Brazil
100.56	101.80	(1)	103.10	. Crude oil (U.S.$/bbl) [6]	104.60	102.24	2
46.50	47.73	(3)	53.51	. Natural gas (U.S.$/bbl)	48.45	52.96	(9)
				Sales price - International
93.43	90.42	3	97.11	. Crude oil (U.S.$/bbl)	94.37	91.37	3
13.80	17.45	(21)	21.31	. Natural gas (U.S.$/bbl)	17.99	17.28	4

1 Net income per share calculated based on the weighed average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues.

3 Operating margin equals net income before financial results, profit sharing and income taxes divided by sales revenues.

4 Net margin equals net income divided by sales revenues.

5 Adjusted EBITDA equals net income plus depreciation, depletion and amortization; net finance income (expense); share of profit of equity-accounted investments; income taxes; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 21 for a reconciliation of our Adjusted EBITDA.

6 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2012 compared with 2011:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in 2012 (a 14.3% impact), revenues and expenses decrease when translated into U.S. dollars. Notwithstanding, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit was 21% lower (US$ 9,751 million) compared with 2011, mainly due to:

➢ A 1% decrease in sales revenues (US$ 1,812 million), due to the appreciation of the U.S. dollar.

Excluding foreign currency translation effects, local currency sales revenues were 15% higher, driven by:

•   Rising export prices and higher oil product prices in the domestic market due to increased gasoline and diesel prices and to the impact of the depreciation of the Real (14.3% impact) on oil products that are adjusted to reflect international prices;

•   An 8% increase in domestic sales volumes, mainly of gasoline (17% increase), diesel (6%), jet fuel (5%) and natural gas (17%), partially offset by lower crude oil exports volumes due to higher feedstock processed and to the lower crude oil production.

➢ Cost of sales was 8%  higher (US$ 7,939 million), due to:

•    An 8% increase in domestic sales volumes of oil products, mainly met by imports;

•    Higher crude oil and oil products imports costs, as well as higher production taxes driven by the depreciation of the Real relative to the U.S. dollar;

•    Higher depreciation, depletion and amortization costs due to the operational start-up of new facilities;

•    Partially offset by the foreign currency translation effects, as the local currency cost of sales was 26% higher.

Net income before financial results, profit sharing and income taxes

Net income before financial results, profit sharing and income taxes decreased by 38% (US$ 10,385 million) due to the lower gross profit and to the increase of operating expenses.

Operating expenses were 3% higher (US$ 634 million), mainly due to:

•    Increased selling expenses: higher freight costs driven by the increase of sales volumes and higher employee compensation expenses arising from the 2011 and 2012 Collective Bargaining Agreements;

•    Higher general and administrative expenses: higher employee compensation expenses arising from the 2011 and 2012 Collective Bargaining Agreements, larger workforce and increased third-party technical services;

•    Increased exploration costs, reflecting higher write-offs of dry or sub-commercial wells;

•    Higher other operating expenses, mainly due to increased losses on legal and administrative proceedings.

•    Partially offset by the foreign currency translation effects, as the local currency operating expenses were 21% higher.

A breakdown of other operating expenses by segment is included on page 22.

Net finance income (expense)

Net finance expense was US$ 1,926 million in 2012 (compared with a net finance income of US$ 76 million in 2011), driven by the effect of the appreciation of the U.S. dollar relative to the Real on a higher net debt.

Consolidated net income/ (loss) attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras reached US$ 11,034 million in 2012, a 45% decrease compared with US$ 20,121 million in 2011, mainly reflecting the effect of the appreciation of the U.S. dollar relative to the Real on a higher net debt and lower net income before financial results, profit sharing and income taxes.

4

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

Information about our operating segments and other related information are set out below.

EXPLORATION & PRODUCTION

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

Net income was lower due to the appreciation of the U.S. dollar relative to the Real. Excluding foreign currency translation effects, local currency net income was higher, due to increased domestic crude oil prices (sales/transfer), reflecting the depreciation of the Real and to lower impairment charges. These effects were partially offset by higher maintenance and repair costs related to wells, freight costs for oil platforms, depreciation of equipments and production taxes due to the start-up of new systems/wells, along with higher write-offs of dry or sub-commercial wells mainly drilled between 2009 and 2012 (at higher costs), especially in areas of new exploratory frontiers.

The spread between the average domestic oil price (sale/transfer) and the average Brent price diminished from US$9.03/bbl in 2011 to US$6.98/bbl in 2012.

	Year ended December 31,
Production – Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil and NGL	1,980	2,022	(2)
Natural gas [7]	375	355	6
Total	2,355	2,377	(1)

Crude oil and NGL production decreased due to higher operational losses and to a stoppage in the Frade field, partially offset by the startup of new wells and by an increase in the operational efficiency levels in the Campos Basin.

Natural gas production increased due to the Uruguá, Mexilhão, Lula and Tambaú fields and to the higher efficiency in platforms in the Campos Basin.

________________________

(*) Not revised.

7 Does not include LNG. Includes reinjected gas.

5

FINANCIAL HIGHLIGHTS

	Year ended December 31,
Lifting Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

U.S.$/barrel:
Excluding production taxes	13.92	12.59	11
Including production taxes	33.83	32.52	4

Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes increased by 11% in 2012 compared with 2011. Excluding the impact of the appreciation of the U.S. dollar it increased by 22% due to higher maintenance and repair costs related to wells in the Marlim and Albacora fields, in connection with the Operational Efficiency Increase Program (Programa de Aumento da Eficiência Operacional – PROEF), as well as higher employee compensation costs arising from the 2011 and 2012 Collective Bargaining Agreements and higher workforce.

Lifting Cost - Including production taxes

Lifting cost including production taxes increased by 4% in 2012 compared with 2011. Excluding the impact of the appreciation of the U.S. dollar it increased by 9% due to the effects described above for the lifting cost excluding production taxes and also due to the higher special participation charges on Jubarte, Marlim Sul and Lula fields. These effects were partially offset by a 2% decrease on the average reference price of domestic oil in U.S. dollars, used to compute the production taxes.

________________________

(*) Not revised.

6

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

Net losses were higher due to the impact of the appreciation of the U.S. dollar on crude oil costs (acquisition/transfer) and oil product costs (imports), and also due to a higher share of oil product imports over sales volumes. These effects were partially offset by higher oil product sales prices (both domestic and exports) and by a 5% increase in oil product outputs.

	Year ended December 31,
Imports and Exports of Crude Oil and Oil Products (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil imports	346	362	(4)
Oil products imports	433	387	12
Imports of crude oil and oil products	779	749	4
Crude oil exports [8]	364	428	(15)
Oil products exports	184	203	(9)
Exports of crude oil and oil products [9]	548	631	(13)
Exports (imports) net of crude oil and oil products	(231)	(118)	(96)
Other exports	6	2	200

Higher oil product import volumes, mainly gasoline and diesel, to meet the higher domestic demand.

Lower crude oil export volumes due to lower production and increased feedstock processed.

Oil product export volumes decreased due to the higher domestic demand.

________________

(*) Not revised.

  8 Include crude oil export volumes of Refining, Transportation and Marketing and Exploration & Production segments.

  9  Starting from the second quarter of 2012, this number only includes volumes delivered to third parties. We have adjusted the 2011 numbers for comparison purposes.

7

FINANCIAL HIGHLIGHTS

	Year ended December 31,
Refining Operations (mbbl/d)(*)	2012	2011	2012 X 2011 (%)

Output of oil products	1,997	1,896	5
Installed capacity [10]	2,018	2,013	-
Utilization of nominal capacity (%)	96	92	4
Feedstock processed – Brazil	1,944	1,862	4
Domestic crude oil as % of total feedstock processed	82	82	-

Daily feedstock processed increased by 4% due to the lower scheduled maintenance stoppages and to the improved operating performance of the units.

	Year ended December 31,
Refining Cost – Brazil (*)	2012	2011	2012 X 2011 (%)

Refining cost (U.S.$/barrel)	4.14	4.98	(17)

Refining cost decreased by 17% compared with 2011.  Excluding the impact of the appreciation of the U.S. dollar, it decreased by 3%, due to lower scheduled stoppages expenses and higher feedstock processed, partially offset by higher employee compensation costs arising from the 2011 and 2012 Collective Bargaining Agreements.

________________

(*)Not revised.

10 As registered by the National Petroleum, Natural Gas and Biofuel Agency (ANP).

8

FINANCIAL HIGHLIGHTS

GAS & POWER

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

Net income decreased due to lower margins on natural gas sales, driven by the impact of the appreciation of the U.S. dollar on LNG import costs and higher share of LNG imports over sales volumes, to meet the higher domestic thermoelectric demand, and also due to the positive impact of tax credits in 2011 (U.S.$554 million). These effects were partially offset by higher average electricity prices and sales volumes, due to the lower hydroelectric availability, driven by lower rainfall levels in all Brazilian regions.

	Year ended December 31,
Physical and Financial Indicators (*)	2012	2011	2012 X 2011 (%)
Sales of electricity (contracts) – average MW	2,318	2,000	16
Generation of electricity – average MW	2,699	653	313
Differences settlement price - U.S.$/MWH [11]	82	17	376
Imports of LNG (mbbl/d)	63	15	320
Imports of Gas (mbbl/d)	173	169	2

Electricity sales volumes increased due to the higher proved capacity available.

The electricity generation and the differences settlement price were higher, driven by the lower rainfall levels in the period.

LNG import volumes increased to meet the domestic thermoelectric demand.

________________________

(*)Not revised.

11 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

9

FINANCIAL HIGHLIGHTS

BIOFUEL

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

Losses on biodiesel operations in 2012 were partially offset by changes in auction rules in the fourth quarter 2011. This effect was more than offset by a decrease in the share of profit of investments due to lower results from associates from the ethanol sector and by an increase in research and development expenses.

DISTRIBUTION

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

Net income was higher due to an increase in sales margins compared with 2011 driven by the impact of ethanol prices volatility in 2011, leading to inventory losses, and to a 4% increase in sales volumes, as well as improved operational efficiency.

	Year ended December 31,
	2012	2011	2012 X 2011 (%)
Market Share	38.1%	39.2%	(1)

________________________

(*)Not revised.

12 Our market share in the Distribution Segment in Brazil based on estimates made by Petrobras Distribuidora.

10

FINANCIAL HIGHLIGHTS

INTERNATIONAL

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

Net income was lower mainly due to impairment losses in the Pasadena refinery in the United States (US$ 225 million).

	Year ended December 31,
Production – International (mbbl/d) 13 (*)	2012	2011	2012 X 2011 (%)

Consolidated Production - International
Crude oil and NGL	139	140	(1)
Natural gas	97	97	-
Total	236	237	-
Non-consolidated production - International	7	8	(13)
Total Production - International	243	245	(1)

Crude oil and NGL production was virtually flat in the period. The agreements related to Upia, Caguan and Hobo in Colombia were terminated and there was a scheduled stoppage in the Akpo field (in November 2012) along with a production decrease related to the production-sharing agreement, both in Nigeria. These effects were offset by the production startup of the Cascade and Chinook fields and by Coulomb field in the United States, which resumed to normal operation.

Natural gas production remained flat in the period.

________________________

(*)Not revised.

13 International production of crude oil and natural gas comprise the production in some countries, such as Nigeria and Angola, where we operate under a production-sharing model, for which the production taxes are charged in crude oil barrels.

11

FINANCIAL HIGHLIGHTS

	Year ended December 31,
Lifting Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

	8.93	6.78	32

Lifting cost was higher due to initial production costs related to third-party services and well intervention in the Cascade field in February 2012 and in the Chinook field in September 2012, both in the United States, as well as higher maintenance and repair costs in mature fields in Argentina.

	Year ended December 31,
Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Feedstock processed	177	174	2
Output of oil products	192	188	2
Installed capacity	231	231	-
Utilization of nominal capacity (%)	70	67	3

Feedstock processed, output of oil products and utilization of nominal capacity were higher, due to higher operational efficiency in the Pasadena Refinery in the United States and due to higher feedstock processed in our Japanese refinery to meet the higher domestic demand. These effects were partially offset by the disposal of the San Lorenzo Refinery in Argentina in May 2011.

	Year ended December 31,
Refining Cost – International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

	4.03	4.87	(17)

Refining cost was lower due to higher operational efficiency in the Pasadena Refinery in the United States.

________________________

(*)Not revised.

12

FINANCIAL HIGHLIGHTS

Sales Volumes – (mbbl/d) (*)

	Year ended December 31,
	2012	2011	2012 X 2011 (%)
Diesel	937	880	6
Gasoline	570	489	17
Fuel oil	84	82	2
Naphtha	165	167	(1)
LPG	224	224	-
Jet fuel	106	101	5
Others	199	188	6
Total oil products	2,285	2,131	7
Ethanol, nitrogen fertilizers, renewables and other products	83	86	(3)
Natural gas	357	304	17
Total domestic market	2,725	2,521	8
Exports	554	633	(12)
International sales	506	563	(10)
Total international market	1,060	1,196	(11)
Total	3,785	3,717	2

Our domestic sales volumes increased by 8% in 2012 compared with 2011, primarily due to:

•         Gasoline (a 17% increase) – due to the increase in the flex-fuel automotive fleet, higher competitive advantage relative to ethanol in most Brazilian federal states and the reduction of the anhydrous ethanol content on Type C gasoline as from October 2011 (from 25% to 20%);

•         Diesel (a 6% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption in the northern region of Brazil;

•         Natural gas (a 17% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

•         Jet fuel (a 5% increase) – due to higher demand in the aviation sector.

(*) Not revised.

13

  FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 14

U.S.$ Million
				Year ended December 31,
4Q-2012	3Q-2012	4Q-2011		2012	2011

14,866	13,020	17,638	Cash and cash equivalents at the beginning of period	19,057	17,655
5,675	8,069	7,937	(+) Net cash provided by operating activities	27,888	33,698
(10,262)	(8,045)	(9,133)	(-) Net cash used in investing activities	(38,379)	(34,619)
(11,362)	(9,748)	(11,957)	Investments in operating segments	(40,430)	(41,302)
1,100	1,703	2,824	Investments in marketable securities	2,051	6,683
(4,587)	24	(1,196)	(=) Net cash flow	(10,491)	(921)
3,132	1,865	4,253	(+) Net financings	9,086	10,627
6,348	6,762	6,870	(+) Proceeds from long-term financing	25,205	23,951
(3,216)	(4,897)	(2,617)	(-) Repayments	(16,119)	(13,324)
-	(7)	(1,330)	(-) Dividends paid	(3,272)	(6,422)
207	5	7	(+) Acquisition of non-controlling interest	255	27
(98)	(41)	(315)	(+) Effect of exchange rate changes on cash and cash equivalents	(1,115)	(1,909)
13,520	14,866	19,057	Cash and cash equivalents at the end of period	13,520	19,057

At December 31, 2012, we had cash and cash equivalents of US$ 13,520 million compared with US$19,057 million at December 31, 2011.

Net cash provided by operating activities decreased by 17% in 2012 (US$27,888 million) compared with 2011 (US$33,698    million), driven by lower gross margins due to the impact of the appreciation of the U.S. dollar on imports of crude oil and oil products and production taxes, as well as higher import volumes in 2012.

Net cash used in investing activities increased from US$34,619 million in 2011 to US$38,379 million in 2012, mainly invested in Exploration & Production (US$ 21,395 million) and Refining, Transportation and Marketing (US$ 13,718 million) activities.

Cash provided by long-term financing (US$25,205 million) along with cash provided by operating activities (US$27,888 million) sourced part of our capital expenditures needs, repayment of debts and payment of dividends, hence US$5,537 million from our cash and cash equivalents were used in 2012.

Our adjusted cash and cash equivalents15 reached US$ 23,732 million at December 31, 2012 (which includes government securities with maturity of more than 90 days of US$ 10,212 million), 15% lower compared to US$28,005 million at December 31, 2011.

	U.S.$ million

	12.31.2012	12.31.2011
Cash and cash equivalents	13,520	19,057
Government securities	10,212	8,948
Adjusted cash and cash equivalents [15]	23,732	28,005

________________________

14 For more details, see the Consolidated Statement of Cash Flows Data on page 19.

15 Our adjusted cash and cash equivalents are not computed in accordance with IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

14

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

U.S. $ million
	Year ended December 31,
	2012	%	2011	%	%
Exploration & Production	21,959	51	20,405	47	8
Refining, Transportation and Marketing	14,745	34	16,133	37	(9)
Gas & Power	2,113	5	2,293	5	(8)
International	2,572	6	2,631	6	(2)
Exploration & Production	2,347	92	2,340	89	-
Refining, Transportation and Marketing	131	4	189	7	(31)
Gas & Power	5	-	31	1	(84)
Distribution	72	3	58	2	24
Other	17	1	13	1	31
Distribution	666	2	679	2	(2)
Biofuel	147	-	294	1	(50)
Corporate	747	2	729	2	2
Total capital expenditures and investments	42,949	100	43,164	100	-

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In 2012 we invested an amount of US$42,949 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

15

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	12.31.2012	12.31.2011%
Current debt [16]	7,497	10,111	(26)
Non-current debt [16]	88,570	72,816	22
Total	96,067	82,927	16
Cash and cash equivalents	13,520	19,057	(29)
Government securities (maturity of more than 90 days)	10,212	8,948	14
Adjusted cash and cash equivalents	23,732	28,005	(15)
Net debt [17]	72,335	54,922	32
Net debt/(net debt + shareholder's equity)	30%	24%	6
Total net liabilities [18]	307,913	291,909	5
Capital structure
(Net third parties capital / total net liabilities)	45%	39%	6
Net debt/Adjusted EBITDA ratio	2.62	1.47	78

At December 31, 2012 the net debt in U.S. dollars was 32% higher than at December 31, 2011, due to long-term debt financing and to an impact of 8.2% from the appreciation of the U.S. dollar relative to the Real.

________________________

16 Includes finance lease obligations (Current debt: US$ 18 million on December 31, 2012 and US$ 44 million on December 31, 2011; Non-current debt: US$ 86 million on December 31, 2012 and US$ 98 million on December 31, 2011).

17 Our net debt is not computed in accordance with IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

18 Total liabilities net of adjusted cash and cash equivalents.

16

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

U.S.$ million
				Year ended December 31,
4Q-2012	3Q-2012	4Q-2011		2012	2011

35,660	36,374	36,254	Sales revenues	144,103	145,915
(27,614)	(27,459)	(26,640)	Cost of sales	(107,534)	(99,595)
8,046	8,915	9,614	Gross profit	36,569	46,320
			Income (expenses)
(1,151)	(1,248)	(1,333)	Selling expenses	(4,927)	(5,346)
(1,266)	(1,252)	(1,337)	General and Administrative expenses	(5,034)	(5,161)
(1,045)	(637)	(834)	Exploration costs	(3,994)	(2,630)
(342)	(289)	(419)	Research and development expenses	(1,143)	(1,454)
(131)	(85)	(144)	Other taxes	(386)	(460)
(1,138)	(1,034)	(1,315)	Other operating income and expenses, net	(4,185)	(3,984)
(5,073)	(4,545)	(5,382)		(19,669)	(19,035)
2,973	4,370	4,232	Net Income before financial results, profit sharing and income taxes	16,900	27,285
1,664	484	637	Finance income	3,659	3,943
(543)	(540)	(529)	Finance expense	(2,016)	(1,424)
234	(225)	114	Monetary and exchange variation	(3,569)	(2,443)
1,355	(281)	222	Net finance income (expense)	(1,926)	76

88	95	53	Share of profit of equity-accounted investments	43	230
(185)	(130)	(71)	Profit sharing	(524)	(867)
4,231	4,054	4,436	Net income before income taxes	14,493	26,724
(458)	(1,276)	(1,532)	Income taxes	(3,562)	(6,732)
3,773	2,778	2,904	Net income	10,931	19,992
			Net income (loss) attributable to:
3,763	2,744	2,805	Shareholders of Petrobras	11,034	20,121
10	34	99	Non-controlling interests	(103)	(129)
3,773	2,778	2,904		10,931	19,992

17

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated19

ASSETS	U.S.$ million

	12.31.2012	12.31.2011
Current assets	57,794	64,592
Cash and cash equivalents	13,520	19,057
Marketable securities	10,431	8,961
Trade and other receivables, net	11,099	11,756
Inventories	14,552	15,165
Recoverable taxes	5,572	6,848
Other current assets	2,620	2,805

Non-current assets	273,851	255,322
Long-term receivables	23,105	22,462
Trade and other receivables, net	4,441	3,253
Marketable securities	176	3,064
Judicial deposits	2,696	2,080
Deferred taxes	5,526	4,287
Other tax assets	5,223	4,912
Advances to suppliers	3,156	3,141
Other non-current assets	1,887	1,725
Investments	6,106	6,530
Property, plant and equipment	204,901	182,918
Intangible assets	39,739	43,412

Total assets	331,645	319,914

LIABILITIES	U.S.$ million

	12.31.2012	12.31.2011
Current liabilities	34,070	36,364
Current debt	7,497	10,111
Trade payables	12,124	11,863
Taxes payable	6,128	5,847
Dividends payable	3,011	2,067
Employee compensation (payroll, profit sharing and related charges)	2,163	2,528
Pension and medical benefits	788	761
Other current liabilities	2,359	3,187
Non-current liabilities	128,536	106,440
Non-current debt	88,570	72,816
Deferred taxes	19,213	17,715
Pension and medical benefits	9,275	8,878
Provision for decommissioning costs	9,441	4,712
Provisions for legal proceedings	1,265	1,088
Other non-current liabilities	772	1,231

Shareholders’ equity	169,039	177,110
Share capital	107,362	107,355
Profit reserves and others	60,525	68,483
Non-controlling interests	1,152	1,272
Total liabilities and shareholders’ equity	331,645	319,914

------------------------------------------------------------------------

19 Some amounts of 2011 were reclassified to provide better comparison with the current period, without generating effects on Income Statement and Shareholders’ Equity.

18

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

U.S.$ Million
				Year ended December 31,
4Q-2012	3Q-2012	4Q-2011		2012	2011

3,763	2,744	2,805	Net income/(loss) attributable to the shareholders of Petrobras	11,034	20,121
1,912	5,325	5,132	(+) Adjustments for:	16,854	13,577
2,878	2,847	3,280	Depreciation, depletion and amortization	11,119	10,535
297	655	13	Exchange variation, monetary and finance charges	4,308	3,799
10	34	99	Non-controlling interests	(103)	(129)
(88)	(95)	(53)	Share of profit of equity-accounted investments	(43)	(230)
(24)	(18)	174	Gains/(Losses) on disposal of non-current assets	47	527
328	881	1,637	Deferred income taxes, net	2,254	3,599
729	416	549	Exploration expenditures writen-off	2,847	1,480
323	84	594	Impairment	880	1,056
514	496	403	Pension and medical benefits (actuarial expense)	2,091	1,730
49	(648)	(441)	Inventories	(1,864)	(5,035)
(873)	(209)	(269)	Trade and other receivables, net	(1,522)	(2,326)
(788)	1,492	317	Trade payables	1,039	2,455
(253)	(90)	(272)	Pension and medical benefits	(735)	(837)
143	(701)	(917)	Taxes payable	(1,139)	(1,991)
(1,333)	181	18	Other assets and liabilities[20]	(2,325)	(1,056)
5,675	8,069	7,937	(=) Net cash provided by (used in) operating activities	27,888	33,698
(10,262)	(8,045)	(9,133)	(-) Net cash provided by (used in) investing activities	(38,379)	(34,619)
(11,362)	(9,748)	(11,957)	Investments in operating segments	(40,430)	(41,302)
1,100	1,703	2,824	Investments in marketable securities	2,051	6,683
(4,587)	24	(1,196)	(=) Net cash flow	(10,491)	(921)
3,339	1,863	2,930	(-) Net cash provided by (used in) financing activities	6,069	4,232
6,348	6,762	6,870	Proceeds from long-term financing	25,205	23,951
(2,251)	(3,396)	(1,694)	Repayment of principal	(11,347)	(8,750)
(965)	(1,501)	(923)	Repayment of interest	(4,772)	(4,574)
-	(7)	(1,330)	Dividends paid	(3,272)	(6,422)
207	5	7	Acquisition of non-controlling interest	255	27
(98)	(41)	(315)	(+) Effect of exchange rate changes on cash and cash equivalents	(1,115)	(1,909)
(1,346)	1,846	1,419	(=) Net increase (decrease) in cash and cash equivalents in the period	(5,537)	1,402
14,866	13,020	17,638	Cash and cash equivalents at the beginning of period	19,057	17,655
13,520	14,866	19,057	Cash and cash equivalents at the end of period	13,520	19,057

------------------------------------------------------------------------

20 Includes income of marketable securities, mainly derived from the sale of NTN’s-B in 2012, and from judicial deposits.

19

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment

	Year ended December 31, 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	74,714	116,710	11,803	455	40,712	17,929	-	(118,220)	144,103
Intersegments	73,871	37,950	1,288	365	878	3,868	-	(118,220)	-
Third parties	843	78,760	10,515	90	39,834	14,061	-	-	144,103
Cost of sales	(33,622)	(130,088)	(9,621)	(481)	(36,997)	(14,082)	-	117,357	(107,534)
Gross profit (loss)	41,092	(13,378)	2,182	(26)	3,715	3,847	-	(863)	36,569
Income (Expenses)	(5,448)	(4,075)	(1,080)	(102)	(2,290)	(1,886)	(4,937)	149	(19,669)
Selling, general and administrative expenses	(494)	(3,052)	(967)	(64)	(2,235)	(922)	(2,376)	149	(9,961)
Exploration costs	(3,613)	-	-	-	-	(381)	-	-	(3,994)
Research and development expenses	(540)	(228)	(36)	(34)	(2)	-	(303)	-	(1,143)
Other taxes	(53)	(66)	(57)	(1)	(12)	(111)	(86)	-	(386)
Other operating income and expenses, net	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	-	(4,185)
Net income (loss) before financial results, profit sharing and income taxes	35,644	(17,453)	1,102	(128)	1,425	1,961	(4,937)	(714)	16,900
Net finance income (expense)	-	-	-	-	-	-	(1,926)	-	(1,926)
Share of profit of equity-accounted investments	(1)	(104)	193	(27)	1	(14)	(5)	-	43
Profit sharing	(178)	(142)	(18)	(1)	(40)	(14)	(131)	-	(524)
Net income (loss) before income taxes	35,465	(17,699)	1,277	(156)	1,386	1,933	(6,999)	(714)	14,493
Income taxes	(12,057)	5,981	(367)	44	(472)	(1,147)	4,213	243	(3,562)
Net income	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Net income (loss) attributable to:
Shareholders of Petrobras	23,406	(11,718)	861	(112)	914	719	(2,565)	(471)	11,034
Non-controlling interests	2	-	49	-	-	67	(221)	-	(103)

	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931

	Year ended December 31, 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	74,117	118,630	9,738	320	44,001	16,956	-	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	-	(117,847)	-
Third parties	516	80,484	8,434	32	43,270	13,179	-	-	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	-	115,514	(99,595)
Gross profit (loss)	41,234	(4,267)	4,040	(31)	3,654	4,023	-	(2,333)	46,320
Income (Expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, general and administrative expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	-	-	-	-	(448)	-	-	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	-	(327)	-	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	-	(460)
Other operating income and expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)
Net income (loss) before financial results, profit sharing and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Net finance income (expense)	-	-	-	-	-	-	76	-	76
Share of profit of equity-accounted investments	44	(98)	238	15	5	24	2	-	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Net income (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income taxes	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income (loss) attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	-	-	12	(137)	-	(129)

	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

20

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment

	Year ended December 31, 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Net income	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Depreciation, depletion and amortization	6,528	2,088	914	20	203	1,023	343	-	11,119
Impairment	34	(135)	1	-	-	237	-	-	137
Net finance income (expense)	-	-	-	-	-	-	1,926	-	1,926
Share of profit of equity-accounted investments	1	104	(193)	27	(1)	14	5	-	(43)
Income taxes	12,057	(5,981)	367	(44)	472	1,147	(4,213)	(243)	3,562
Adjusted EBITDA	42,028	(15,642)	1,999	(109)	1,588	3,207	(4,725)	(714)	27,632

	Year ended December 31, 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Net income	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Depreciation, depletion and amortization	6,358	1,566	1,073	27	216	930	365	-	10,535
Impairment	229	155	1	-	-	(15)	-	-	369
Net finance income (expense)	-	-	-	-	-	-	(76)	-	(76)
Share of profit of equity-accounted investments	(44)	98	(238)	(15)	(5)	(24)	(2)	-	(230)
Income taxes	12,495	(3,025)	845	(56)	360	926	(4,145)	(668)	6,732
Adjusted EBITDA	43,352	(6,934)	3,561	(139)	1,345	3,008	(4,716)	(2,154)	37,322

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)

3,773	2,778	36	2,904	Net income	10,931	19,992	(45)
2,878	2,847	1	3,280	Depreciation, depletion and amortization	11,119	10,535	6
137	-	-	366	Impairment	137	369	(63)
(1,664)	(484)	244	(637)	Finance income	(3,659)	(3,943)	(7)
543	540	1	529	Finance expense	2,016	1,424	42
(234)	225	(204)	(114)	Monetary and exchange variation	3,569	2,443	46
(88)	(95)	(7)	(53)	Share of profit of equity-accounted investments	(43)	(230)	(81)
458	1,276	(64)	1,532	Income taxes	3,562	6,732	(47)

5,803	7,087	(18)	7,807	Adjusted EBITDA	27,632	37,322	(26)
16	19	(2)	22	Adjusted EBITDA margin (%)[21]	19	25	(5)

Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

__________________________________________

21 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

21

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment

	Year ended December 31, 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and medical benefits	-	-	-	-	-	-	(1,042)	-	(1,042)
Unscheduled stoppages and pre-operating expenses	(640)	(88)	(85)	-	-	(27)	(16)	-	(856)
Institutional relations and cultural projects	(42)	(44)	(7)	-	(60)	(18)	(606)	-	(777)
Inventory write-down to net realizable value (market value)	(10)	(269)	-	(7)	-	(456)	-	-	(742)
Losses/gains on legal and administrative proceedings	(64)	(225)	(31)	-	(69)	(84)	(243)	-	(716)
Expenses related to collective bargaining agreement	(169)	(100)	(14)	-	(25)	(6)	(130)	-	(444)
Expenditures on health, safety and environment	(31)	(101)	(4)	-	-	(36)	(117)	-	(289)
Impairment	(34)	135	(1)	-	-	(237)	-	-	(137)
Government grants	24	33	11	-	-	318	(1)	-	385
Expenditures/reimbursements from operations in E&P partnerships	233	-	-	-	-	35	-	-	268
Others	(15)	(70)	111	4	113	39	(17)	-	165
	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	-	(4,185)

	-	-	-	-	-	-	-	-	-

	Year ended December 31, 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and medical benefits	-	-	-	-	-	-	(928)	-	(928)
Unscheduled stoppages and pre-operating expenses	(530)	(45)	(102)	-	-	(224)	-	-	(901)
Institutional relations and cultural projects	(43)	(47)	(6)	-	(74)	(15)	(699)	-	(884)
Inventory write-down to net realizable value (market value)	1	(178)	-	(21)	-	(444)	-	-	(643)
Losses/gains on legal and administrative proceedings	146	40	(12)	-	(18)	(35)	10	-	131
Expenses related to collective bargaining agreement	(171)	(75)	(14)	-	(28)	(6)	(136)	-	(430)
Expenditures on health, safety and environment	(47)	(93)	(5)	-	-	(125)	(205)	-	(474)
Impairment	(229)	(155)	(1)	-	-	15	-	-	(369)
Government grants	74	62	46	-	-	196	-	-	378
Expenditures/reimbursements from operations in E&P partnerships	10	-	-	-	-	-	-	-	10
Others	55	(65)	(223)	(16)	93	225	57	-	127
	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)

22

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment

	Year ended December 31, 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	151,798	91,458	28,454	1,248	8,130	18,735	39,125	(7,303)	331,645

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	11,743	(368)	273,851

Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	7,955	(368)	23,105
Investments	80	2,897	1,160	860	15	937	157	-	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	-	204,901
Intangible assets	37,254	154	384	-	354	1,166	427	-	39,739

	Year ended December 31, 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	141,113	84,330	27,645	1,289	7,938	19,427	45,777	(7,605)	319,914

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,697	15,017	12,787	(336)	255,322

Long-term receivables	4,140	4,217	1,626	17	716	2,913	9,169	(336)	22,462
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and equipment	90,633	54,629	21,968	285	2,510	9,871	3,022	-	182,918
Intangible assets	40,711	156	390	-	426	1,234	495	-	43,412

23

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income statement (Year ended December 31, 2012)

Sales revenues	5,369	8,989	601	5,184	-	(2,214)	17,929
Intersegments	3,834	2,194	38	16	-	(2,214)	3,868
Third parties	1,535	6,795	563	5,168	-	-	14,061

Net income (loss) before financial results, profit sharing and income taxes	2,438	(407)	132	73	(291)	16	1,961

Net income (loss) attributable to the shareholders of Petrobras	1,317	(400)	121	70	(403)	14	719

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income statement (Year ended December 31, 2011)

Sales revenues	5,148	8,510	543	4,972	-	(2,217)	16,956
Intersegments	3,808	2,142	23	27	-	(2,223)	3,777
Third parties	1,340	6,368	520	4,945	-	6	13,179

Net income (loss) before financial results, profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122

Net income (loss) attributable to the shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

Consolidated Assets for International Segment

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets on December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

Total assets on December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.